UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

LightInTheBox Holding Co., Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.000067 per share

American Depositary Shares, each representing two ordinary shares

(Title of Class of Securities)

53225G102(1)

(CUSIP Number)

ZHEJIANG AOKANG SHOES CO., LTD.

Aokang Industrial Park, Dongou Industrial District

Oubei Town, Yongjia County, Zhejiang Province

People’s Republic of China

+86 577-67915188

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two ordinary shares.

CUSIP No. 53225G102	13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON AOGANG INTERNATIONAL (HONG KONG) CORPORATION LIMITED I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,553,810 ordinary shares(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,553,810 ordinary shares(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,553,810 ordinary shares(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.66%(3)
14	TYPE OF INVESTOR (see instructions) CO

(2)	Includes 4,293,728 ordinary shares represented by 2,146,864 American Depositary Shares (each American Depositary Shares representing two ordinary shares).
(3)	Percentage ownership reported based on 95,712,573 ordinary shares of the Issuer outstanding as of April 10, 2015, as reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2015.

CUSIP No. 53225G102	13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON ZHEJIANG AOKANG SHOES CO., LTD. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,553,810 ordinary shares(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,553,810 ordinary shares(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,553,810 ordinary shares(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.66%(3)
14	TYPE OF INVESTOR (see instructions) CO

(2)	Includes 4,293,728 ordinary shares represented by 2,146,864 American Depositary Shares (each American Depositary Shares representing two ordinary shares).
(3)	Percentage ownership reported based on 95,712,573 ordinary shares of the Issuer outstanding as of April 10, 2015, as reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2015.

CUSIP No. 53225G102	13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON ZHENTAO WANG I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,553,810 ordinary shares(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,553,810 ordinary shares(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,553,810 ordinary shares(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.66%(3)
14	TYPE OF INVESTOR (see instructions) IN

(2)	Includes 4,293,728 ordinary shares represented by 2,146,864 American Depositary Shares (each American Depositary Shares representing two ordinary shares).
(3)	Percentage ownership reported based on 95,712,573 ordinary shares of the Issuer outstanding as of April 10, 2015, as reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2015.

CUSIP No. 53225G102	13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON AOKANG INVESTMENT HOLDINGS CO., LTD. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,553,810 ordinary shares(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,553,810 ordinary shares(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,553,810 ordinary shares(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.66%(3)
14	TYPE OF INVESTOR (see instructions) CO

(2)	Includes 4,293,728 ordinary shares represented by 2,146,864 American Depositary Shares (each American Depositary Shares representing two ordinary shares).
(3)	Percentage ownership reported based on 95,712,573 ordinary shares of the Issuer outstanding as of April 10, 2015, as reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2015.

CUSIP No. 53225G102	13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON JINQUAN WANG I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,553,810 ordinary shares(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,553,810 ordinary shares(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,553,810 ordinary shares(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.66%(3)
14	TYPE OF INVESTOR (see instructions) IN

(2)	Includes 4,293,728 ordinary shares represented by 2,146,864 American Depositary Shares (each American Depositary Shares representing two ordinary shares).
(3)	Percentage ownership reported based on 95,712,573 ordinary shares of the Issuer outstanding as of April 10, 2015, as reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2015.

CUSIP No. 53225G102	13D	Page 7 of 15 Pages

Item 1. Security and Issuer.

This amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on June 19, 2015 (the “Original Schedule 13D,” together with the Amendment No. 1, the “Statement”), which relates to the ordinary shares, par value $0.000067 per share (the “Shares”) and American Depositary Shares (“ADSs”), each representing two Share, of LightInTheBox Holding Co., Ltd. (the “Issuer”). The principal executive office of the Issuer is located at Tower 2, Area D, Diantong Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, People’s Republic of China.

The ADSs are listed on the New York Stock Exchange under the symbol “LITB”.

Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original Schedule 13D.

Item 2. Identity and Background.

This Amendment No. 1 is being filed by the following:

a.	AOGANG International (Hong Kong) Corporation Limited (“AOGANG International”), a limited liability company incorporated under the laws of Hong Kong, which is directly and wholly owned by ZheJiang AoKang Shoes Co., Ltd. (“AoKang Shoes”);

b.	AoKang Shoes, a company incorporated under the laws of the People’s Republic of China (the “PRC”);

c.	Mr. Zhentao Wang (“Mr. Zhentao Wang”), a PRC citizen, the chairman of the board and controlling person of AoKang Shoes, and the sole director of AOGANG International;

d.	AoKang Investment Holdings Co., Ltd. (“AoKang Investment”), a company incorporated under PRC law, of which 90% shares are held by Mr. Zhentao Wang and 10% shares are held by Mr. Chen Wang (Mr. Zhentao Wang’s son); and

e.	Mr. Jinquan Wang (“Mr. Jinquan Wang”), a PRC citizen and the president and a director of AoKang Shoes.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

AOGANG International primarily engages in the business of electronic commerce, trade in general merchandise, equity investment and investment management. As of the date of this Amendment No. 1, AOGANG International is directly and wholly owned by AoKang Shoes. The address of the registered office of AOGANG International is RM.19C, Lockhart CTR., 301-307 Lockhart RD, Wan Chai, Hong Kong.

AoKang Shoes primarily engages in the design, development, manufacturing, distribution and sales of leather shoes and other leather products. The shares of AoKang Shoes are listed on the Shanghai Stock Exchange under the stock code “603001”. As of the date of this Amendment No. 1, of the total outstanding shares of AoKang Shoes: (i) AoKang Investment holds 32.73%, (ii) Mr. Zhentao Wang holds 14.93%, (iii) Mr. Chen Wang (son of Mr. Zhentao Wang) holds 9.98%, (iv) Mr. Jinquan Wang (brother of Mr. Zhentao Wang) holds 4.98%, (v) Mr. Yanshu Miao (uncle of Mr. Zhentao Wang) holds 4.49%, and (vi) Mr. Changzhong Pan (brother-in-law of Mr. Zhentao Wang) holds 4.19%. Mr. Yanshu Miao and Mr. Changzhong Pan have disclaimed being persons acting in concert with Mr. Zhentao Wang. The address of the principal office of AoKang Shoes is Aokang Industrial Park, Dongou Industrial District, Oubei Town, Yongjia County, Zhejiang Province, People’s Republic of China.

Mr. Zhentao Wang is a PRC citizen, the chairman of the board and controlling person of AoKang Shoes, and the sole director of AOGANG International. He directly holds 14.93% of the total outstanding shares of AoKang Shoes and holds additional 32.73% of the total outstanding shares of AoKang Shoes through AoKang Investment. The business address of Mr. Zhentao Wang is Aokang Industrial Park, Dongou Industrial District, Oubei Town, Yongjia County, Zhejiang Province, People’s Republic of China.

AoKang Investment primarily engages in the business of making, holding and managing investments. Mr. Zhentao Wang and Mr. Chen Wang (son of Mr. Zhentao Wang) directly holds 90% and 10%, respectively, of the total outstanding shares of AoKang Investment, which in turn directly holds 32.73% of the total outstanding shares of AoKang Shoes as of the date of this Amendment No. 1. The address of the principal office of AoKang Investment is Room 3E-1121, 2123 Pudong Avenue, Pudong New District, Shanghai, People’s Republic of China.

CUSIP No. 53225G102	13D	Page 8 of 15 Pages

Mr. Jinquan Wang is a PRC citizen and brother of Mr. Zhentao Wang. He is currently the president and a director of AoKang Shoes. He directly holds 4.98% of the total outstanding shares of AoKang Shoes as of the date of this Amendment No. 1. The business address of Mr. Jinquan Wang is Aokang Industrial Park, Dongou Industrial District, Oubei Town, Yongjia County, Zhejiang Province, People’s Republic of China.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of AOGANG International, AoKang Shoes and AoKang Investment are set forth on Schedule A hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A attached hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons entered into a Joint Filing Agreement on July 31, 2015 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Amendment No. 1 jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”). A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

On June 9, 2015, AoKang Shoes entered into a share purchase agreement (the “Share Purchase Agreement”) with GSR Ventures III, L.P., a Cayman Islands limited partnership (“GSR Ventures”), Ceyuan Ventures II, L.P., a Cayman Islands limited partnership, and Ceyuan Ventures Advisors Fund II, LLC, a Cayman Islands limited liability company (collectively, the “Ceyuan Entities”), Mr. Alan Quji Guo, a PRC national (“Mr. Guo”), Mr. Liang Zhang, a PRC national (“Mr. Zhang”) and Mr. Xin (Kevin) Wen, a PRC national (“Mr. Wen”, together with Mr. Guo and Mr. Zhang, the “Founder Shareholders”), and Wincore Holdings Limited, Clinet Investments Limited and Vitz Holdings Limited, each a British Virgin Islands company and wholly owned by Mr. Guo, Mr. Zhang and Mr. Wen, respectively (collectively, the “Founder SPVs”). Pursuant to the Share Purchase Agreement, AoKang Shoes agreed to purchase, by itself or through any person designated by it, from GSR Ventures, Ceyuan Entities and the Founder SPVs (collectively, the “Sellers”) an aggregate of 20,260,082 Shares at a price of $3.15 per Share and 2,146,864 ADSs (representing 4,293,728 Shares) at a price of $6.30 per ADS (together, the “Acquired Shares”) for an aggregate consideration of $77,344,501.50 (the “Share Purchase”). The number and type of Acquired Shares sold by each of the Sellers are set forth on Schedule B hereto.

On July 7, 2015, AoKang Shoes formed, in Hong Kong, a wholly owned subsidiary, AOGANG International, which was designated by AoKang Shoes to acquire the Acquired Shares from the Sellers.

On July 22, 2015 (the “Closing Date”), the Share Purchase was completed. The Acquired Shares were transferred by the Sellers to AOGANG International for cash consideration of $77,344,501.50. The Share Purchase was financed by a combination of the working capital of AoKang Shoes and the proceeds of two loans drawn down by AOGANG International pursuant to a facility letter dated July 15, 2015 (the “Facility Letter”) with a credit limit of US$60,000,000 issued by Agricultural Bank of China Limited, Hong Kong Branch. The first loan, in a principal amount of US$28,700,000, will mature on June 29, 2018. The second loan, in a principal amount of US$27,300,000, will mature on July 19, 2018. The interest on the loans accrues at a rate equal to the Hong Kong Interbank Offered Rate, the London Interbank Offered Rate or the lender’s cost of funds to be fixed at its sole discretion plus 1.6% per annum, and is payable on a quarterly basis. Each of the loans is secured by a letter of guarantee (together, the “Letters of Guarantee”) issued by Agricultural Bank of China Limited, Yongjia Branch in the PRC to Agricultural Bank of China Limited, Hong Kong Branch based on the Agreements Regarding the Issue of Foreign Related Letter of Guarantee/Standby Letter of Credit between Agricultural Bank of China Limited, Yongjia Branch and AoKang Shoes (the “Guarantee Agreements”). The total amount guaranteed based on the Guarantee Agreements is RMB370 million.

A copy of the Facility Letter, the relevant drawdown notices and loan confirmations are attached hereto as Exhibit 99.5, and an English translation of the Guarantee Agreements is attached hereto as Exhibit 99.6.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

As described in Item 3, pursuant to the Share Purchase Agreement, on the Closing Date, AoKang Shoes, through its subsidiary AOGANG International, acquired an aggregate of 20,260,082 Shares and 2,146,864 ADSs (representing 4,293,728 Shares), representing approximately 25.66% of the Issuer’s total outstanding Shares, based on 95,712,573 Shares of the Issuer outstanding as of April 10, 2015, as reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2015. In connection with the Share Purchase, AoKang Shoes appointed Mr. Zhentao Wang and Mr. Wenkui Chen as the directors of the Issuer. Mr. Zhang and Mr. Bo Feng resigned from their positions as the directors of the Issuer. AoKang Shoes acquired, through AOGANG International, the Acquired Shares for investment purposes.

CUSIP No. 53225G102	13D	Page 9 of 15 Pages

Except as disclosed in the Statement and in connection with the Share Purchase described above, none of the Reporting Persons and, to their best knowledge, any person named on Schedule A hereto, has any present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(c)	a sale or transfer of a material amount of assets of the Issuer;

(d)	any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)	a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)	any action similar to any of those enumerated above.

Although the Reporting Persons have no present intention to acquire additional securities of the Issuer, they intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the applicable transaction documents, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the above paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the transaction documents in connection therewith. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; money and stock market conditions, including the market price of the securities of the Issuer; and tax considerations and other factors deemed relevant.

Item 5. Interest in Securities of the Issuer.

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages and the information set forth in Item 2 of this Amendment No. 1 are incorporated herein by reference. On the Closing Date, AoKang Shoes acquired, through its subsidiary AOGANG International, an aggregate of 20,260,082 Shares and 2,146,864 ADSs (representing 4,293,728 Shares), representing approximately 25.66% of the total outstanding Shares of the Issuer.

AOGANG International, a subsidiary directly and wholly owned by Aokang Shoes, is the record holder of the Acquired Shares.

Mr. Zhentao Wang is the chairman of the board and controlling person of AoKang Shoes. He directly holds 14.93% of the total outstanding shares of AoKang Shoes and holds additional 32.73% of the total outstanding shares of AoKang Shoes through AoKang Investment. Pursuant to an acting-in-concert arrangement between Mr. Zhentao Wang and Mr. Chen Wang, Mr. Zhentao Wang may direct the voting in respect of additional 9.98% of AoKang Shoe’s total outstanding shares directly held by Mr. Chen Wang. Mr. Zhentao Wang is also the sole director of AOGANG International. Pursuant to Section 13(d) of the Securities Exchange Act and the rules promulgated thereunder, Mr. Zhentao Wang may be deemed to beneficially own all of the Acquired Shares of the Issuer held by AOGANG International.

AoKang Investment directly holds 32.73% of the total outstanding shares of AoKang Shoes and is the single largest shareholder of AoKang Shoes as of the date of this Amendment No. 1. It is 90% held by Mr. Zhentao Wang and 10% held by Mr. Chen Wang. Pursuant to Section 13(d) of the Securities Exchange Act and the rules promulgated thereunder, AoKang Investment may be deemed to beneficially own all of the Acquired Shares of the Issuer held by AOGANG International.

CUSIP No. 53225G102	13D	Page 10 of 15 Pages

Mr. Jinquan Wang is a brother of Mr. Zhentao Wang. He is currently the president and a director of AoKang Shoes. He directly holds 4.98% of the total outstanding shares of AoKang Shoes as of the date of this Amendment No. 1. Pursuant to Section 13(d) of the Securities Exchange Act and the rules promulgated thereunder, Mr. Jinquan Wang may be deemed to beneficially own, together with Mr. Zhentao Wang, all of the Acquired Shares of the Issuer held by AOGANG International.

The percentage of the class of securities beneficially owned by each of the Reporting Persons reported on this Amendment No. 1 is based on 95,712,573 Shares of the Issuer outstanding as of April 10, 2015, as reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2015.

Based on their holdings of Shares upon the Share Purchase, the Reporting Persons controlled approximately 25.66% of the voting power of the total outstanding Shares of the Issuer as of the Closing Date.

Except as disclosed in the Statement, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A hereto, beneficially owns any Shares or ADSs or has the right to acquire any Shares or ADSs.

Except as disclosed in the Statement, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares or ADSs that they may be deemed to beneficially own.

Except as disclosed in the Statement, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A hereto, has effected any transaction in any Shares or ADSs during the past 60 days.

Except as disclosed in the Statement, to the best of the Reporting Persons’ knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares (including those represented by ADSs) beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Share Purchase Agreement

The Share Purchase Agreement is described under Item 3 above, which is incorporated under this Item 6 by reference. The summary of the Share Purchase Agreement in this Statement is qualified in its entirety by reference to the Share Purchase Agreement, a copy of which is attached to the Original Schedule 13D as Exhibit 99.2.

Joinder Agreement

On the Closing Date, AOGANG International executed a joinder agreement (the “Joinder Agreement”) to the effect that AOGANG International became a party to, and was bound by the terms of, the Second Amended and Restated Shareholders Agreement (the “Shareholders Agreement”) which GSR Ventures and the Ceyuan Entities, among other investors, entered into with the Issuer, the Founder Shareholders and the Founder SPVs on September 28, 2010. Pursuant to the Joinder Agreement, AOGANG International would be entitled to the rights, privileges and benefits and assume the obligations and liabilities as investor and a holder of Shares, including but not limited to certain registration rights with respect to the Acquired Shares.

A brief summary of those registration rights is set forth below.

Demand Registration: At any time after six months following the closing of the Company Qualified IPO (as defined in the Shareholders Agreement), holders holding 25% or more of the voting power of the then outstanding registrable securities held by all holders may request in writing that the Issuer file a registration statement and receive declaration of the effectiveness of that registration statement on any internationally recognized exchange that is reasonably acceptable to such requesting holders.

Registration on Form F-3 or Form S-3: If the Issuer qualifies for registration on Form F-3 or Form S-3 (or any comparable form for registration in a jurisdiction other than the United States), any holder of the registrable securities may request the Issuer to file, in any jurisdiction in which the Issuer has had a registered underwritten public offering, a registration statement on Form F-3 or Form S-3 (or any comparable form for registration in a jurisdiction other than the United States). The Issuer is however not required to prepare and file more than two Form F-3 or Form S-3 registration statements in any 12-month period.

Piggyback Registration Rights: If the Issuer proposes to file a registration statement for a public offering of its securities other than an offering relating to any share plan or a corporate reorganization, the Issuer shall promptly offer holders of its registrable securities an opportunity to include in the registration all or any part of their registrable securities subject to satisfaction of the procedural requirements set forth therein.

CUSIP No. 53225G102	13D	Page 11 of 15 Pages

Expenses of Registration: The Issuer will bear all registration expenses, other than underwriting discounts and selling commissions incurred in connection with any demand, piggyback or F-3/S-3 registration. The Issuer shall not, however, be required to pay for any expenses of any registration proceeding as a result of the holders’ exercise of its demand or F-3/S-3 registration rights if the registration request is subsequently withdrawn at the request of the holders holding a majority of the voting power of the registrable securities requested to be registered by all holder in such registration.

Termination of Obligations: The Issuer has no obligation to effect any demand, piggyback or Form F-3/S-3 registration upon the earlier of (i) the date that is five years from the date of closing of an IPO; and (ii) as to any registrable security holder, the date on which such holder may sell all of such holder’s registrable securities under Rule 144 of the Securities Act of 1933, as amended, in any 90-day period.

The foregoing description of the Shareholders Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Shareholders Agreement, a copy of which was previously filed with the Registration Statement on Form F-1 (File No. 333-187965) as Exhibit 4.10 by the Issuer on April 17, 2013 and incorporated herein by reference. A copy of the Joinder Agreement is attached hereto as Exhibit 99.3 and incorporated herein by reference.

Facility Letter and Guarantee Agreements

The Facility Letter and the Guarantee Agreements are described under Item 3 above, which are incorporated under this Item 6 by reference. The summary of the Facility Letter and the Guarantee Agreements in this Statement is qualified in its entirety by reference to the Facility Letter and the Guarantee Agreements, as the case may be. A copy of the Facility Letter, the relevant drawdown notices and loan confirmations are attached hereto as Exhibit 99.5, and an English translation of the Guarantee Agreements is attached hereto as Exhibit 99.6, both incorporated herein by reference.

Except as described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated July 31, 2015, among ZheJiang AoKang Shoes Co., Ltd., AoKang Investment Holdings Co., Ltd., Mr. Zhentao Wang, Mr. Jinquan Wang and AOGANG International (Hong Kong) Corporation Limited.

99.2*	Share Purchase Agreement, dated June 9, 2015, between GSR Ventures III, L.P., Ceyuan Ventures II, L.P., Ceyuan Ventures Advisors Fund II, LLC, Mr. Alan Quji Guo, Mr. Liang Zhang, Mr. Xin (Kevin) Wen, Wincore Holdings Limited, Clinet Investments Limited, Vitz Holdings Limited and ZheJiang AoKang Shoes Co., Ltd.

99.3	Joinder Agreement, dated July 22, 2015, by AOGANG International (Hong Kong) Corporation Limited.

99.4†	Second Amended and Restated Shareholders Agreement, dated as of September 28, 2010, among LightIntheBox Holding Co., Ltd., Ceyuan Ventures II, L.P., Ceyuan Ventures Advisors Fund II, LLC, GSR Ventures III, L.P., Banean Holdings Ltd, Trustbridge Partners III, L.P. and certain other persons named therein.

99.5	Facility Letter issued by Agricultural Bank of China Limited, Hong Kong Branch, on July 15, 2015, and relevant drawdown notices from AOGANG International and confirmations.

99.6

English translation of the Agreements Regarding the Issue of Foreign Related Letter of Guarantee/ Standby Letter of Credit, dated July 15, 2015 and July 16, 2015, respectively, between ZheJiang AoKang Shoes Co., Ltd. and Agricultural Bank of China Limited, Yongjia Branch.

*	Previously filed with the Original Schedule 13D as Exhibit 99.2.
†	Previously filed with the Registration Statement on Form F-1 (File No. 333-187965) as Exhibit 4.10 by the Issuer on April 17, 2013 and incorporated herein by reference.

CUSIP No. 53225G102	13D	Page 12 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated: August 5, 2015

AOGANG INTERNATIONAL (HONG KONG) CORPORATION LIMITED

By:	/s/ Zhentao Wang
Name:	Zhentao Wang
Title:	Director

ZHEJIANG AOKANG SHOES CO., LTD.

By:	/s/ Zhentao Wang
Name:	Zhentao Wang
Title:	Chairman of the Board

AOKANG INVESTMENT HOLDINGS CO., LTD.

By:	/s/ Zhentao Wang
Name:	Zhentao Wang
Title:	Chairman of the Board

ZHENTAO WANG

By:	/s/ Zhentao Wang

JINQUAN WANG

By:	/s/ Jinquan Wang

CUSIP No. 53225G102	13D	Page 13 of 15 Pages

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF AOGANG INTERNATIONAL (HONG KONG) CORPORATION LIMITED

The name, business address, title, present principal occupation or employment of the sole director of AOGANG International are set forth below.

The business address of such sole director is c/o AOGANG International (Hong Kong) Corporation Limited, RM.19C, Lockhart CTR., 301-307 Lockhart RD, Wan Chai, Hong Kong. The sole director is a PRC citizen.

Name	Position with AOGANG International	Present Principal Occupation
Director
Zhentao Wang	Director	Chairman of the Board of AoKang Shoes

DIRECTORS AND EXECUTIVE OFFICERS OF ZHEJIANG AOKANG SHOES CO., LTD.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of AoKang Shoes are set forth below.

The business address of the directors and the executive officers is c/o ZheJiang AoKang Shoes Co., Ltd., Aokang Industrial Park, Dongou Industrial District, Oubei Town, Yongjia County, Zhejiang Province, People’s Republic of China. All of the persons listed below are PRC citizens.

Name	Position with AoKang Shoes	Present Principal Occupation
Directors
Zhentao Wang	Chairman of the Board	*
Jinquan Wang	President, Director	*
Xuliang Xu	Vice President, Director	*
Panshan Zhou	Vice President, Director	*
Xiongping Yu	Director	*
Xiuqi Chu	Independent Non-executive Director	Chairman of China Commerce Association for General Merchandise
Haiying Tao	Independent Non-executive Director	Partner of Zhejiang T&C Law Firm
Fugen Mao	Independent Non-executive Director	Professor at Xiamen University

Executive officers
Jinquan Wang	President, Director	*
Xuliang Xu	Vice President, Director	*
Panshan Zhou	Vice President, Director	*
Wei Zhou	Vice President	*
Yuanying Wen	Vice President	*
Huirong Luo	Vice President	*
Shaobao Pan	Supervisor	*
Gang Xu	Supervisor	*
Yihan Jiang	Supervisor	*
Wenkui Chen	Secretary of the Board	*
Zhibin Wang	Chief Financial Officer	*

*	The principal occupation is the same as his/her position with AoKang Shoes.

CUSIP No. 53225G102	13D	Page 14 of 15 Pages

DIRECTORS AND EXECUTIVE OFFICERS OF AOKANG INVESTMENT HOLDINGS CO., LTD.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of AoKang Investment are set forth below.

The business address of the directors and executive officers is c/o AoKang Investment Holdings Co., Ltd., Room 3E-1121, 2123 Pudong Avenue, Pudong New District, Shanghai, People’s Republic of China. All of the persons listed below are PRC citizens.

Name	Position with AoKang Investment	Present Principal Occupation
Directors
Zhentao Wang	Chairman of the Board	Chairman of the Board of AoKang Shoes
Chen Wang	Director	*
Hongwei Wang	Director and General Manager	*

Executive officers
Hongwei Wang	Director and General Manager	*
Zhibin Wang	Supervisor	Chief Financial Officer of Aokang Shoes

*	The principal occupation is the same as his/her position with AoKang Investment.

CUSIP No. 53225G102	13D	Page 15 of 15 Pages

SCHEDULE B

Seller	Securities	Acquired Shares (including ADSs) (Number)	Purchase Price (US$)
GSR Ventures III, L.P.	Shares	7,326,172	23,077,441.80
Ceyuan Ventures II, L.P.	Shares	9,440,205	29,736,645.75
Ceyuan Ventures Advisors Fund II, LLC	Shares	363,725	1,145,733.75
Wincore Holdings Limited	Shares	3,129,980	9,859,437.00
Clinet Investments Limited	ADSs	955,113	6,017,211.90
Vitz Holdings Limited	ADSs	1,191,751	7,508,031.30